PETROBRAS ENERGÍA PARTICIPACIONES S.A.

December 5, 2008

VIA FAX AND EDGAR TRANSMISSION

Mr. Roger Schwall

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Petrobras Energía Participaciones S.A. Form 20-F for the Fiscal Year Ended December 31, 2007 Filed June 28, 2008 File No. 001-31345

Dear Mr. Schwall:

By letter dated November 28, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F for the year ended December 31, 2007, filed June 28, 2008 (the “2007 20-F”) by Petrobras Energía Participaciones S.A. (the “Company”). This letter sets forth our responses to the Staff’s comments with respect to the 2007 20-F. For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. We believe that we can appropriately address these comments in future filings without amending the 2007 20-F. We look forward to discussing with the Staff any concerns you may have with this approach.

Form 20-F for the Fiscal Year Ended December 31, 2007

Major Shareholders

1.	In future filings, disclose the number of your U.S. holders in addition to the percentage of outstanding shares held by them. See Form 20-F Item 7.A.2.

The Company acknowledges the Staff’s comment and undertakes to disclose the number of U.S. holders and the percentage of outstanding shares held by such holders in future filings on Form 20-F in accordance with Item 7.A.2 to the extent practicable or available.

Mr. Roger Schwall

Securities and Exchange Commission, p. 2

Comparison of NYSE Corporate Governance Standards and

Your Corporate Governance Practice

2.

In future filings, disclose in the Form 20-F annual report the major differences between your corporate governance practices and the NYSE corporate governance standards required of U.S. companies. See SEC Release No. 33-8959 (September 23, 2008).

The Company acknowledges the Staff’s comment and undertakes to report the major differences between the Company’s corporate governance practices and the New York Stock Exchange corporate governance standards required of U.S. companies in the body of future filings on Form 20-F.

Contractual Obligations, page 136

3.

In future filings, please discuss in further detail the terms of all the identified material contracts. With the exception of the Ship or Pay Agreement with OCP, it does not appear that you have provided any details regarding the other contracts.

The Company acknowledges the Staff’s comment and undertakes to include details of all identified material contracts in future filings on Form 20-F.

Exhibits, page 171

4.

Please file as exhibits all material contracts, as required by Item 19 and the Instruction as to Exhibits of Form 20-F, or otherwise tell us the basis for believing that you are not required to file the contracts. In particular, please address each of the related party transactions discussed on page 151, and whether you are required to file any management contract or compensatory plan.

The Company confirms that it has filed all material contracts, as required by Item 19 and the Instructions as to Exhibits of Form 20-F. The Company also confirms that it has filed all material contracts required by Item 19 concerning related party transactions, as reported beginning on page 151 of the 2007 20-F, including:

•	the Loan Agreement between Petrobras Energía S.A., as borrower, and Petrobras International Braspetro BV, as lender, for US$200 million, maturing February 2015 (see Exhibit 4.3);
•	the Loan Agreements between World Fund Financial Services, as lender, and Petrobras International Braspetro BV, as borrower, for US$300 million, maturing July 2008 (see Exhibits 4.4, 4.5 and 4.6); and
•

the Stock Purchase Agreement between Petrobras Energía S.A., as seller, and Petrobras International Braspetro BV, as buyer, for a 40% equity interest in Petrobras de Valores Internacional de España, S.L. (see Exhibit 4.7).

Mr. Roger Schwall

Securities and Exchange Commission, p. 3

The Company does not believe that it is required by Item 19 and the Instructions as to Exhibits of Form 20-F to file exhibits concerning the following related party transactions for the following reasons:

•

the transactions related to the merger of Eg3 S.A., Petrobras Argentina S.A., and Petrolera Santa Fe SRL into Petrobras Energía S.A. took place in January 2005 as part of a corporate reorganization by Petróleo Brasiliero S.A.—Petrobras (“Petrobras”) of its Argentine holdings following the acquisition of the Company in October 2002; the Company has disclosed all of the material terms of the merger in prior filings with the Securities and Exchange Commission (the “Commission”) and in the 2007 20-F;

•	the Company does not have any material obligations under the standby purchase agreement provided by Petrobras in connection with the issuance of the Series S Notes;
•

the acquisition of a double-hulled vessel from Petrobras Transporte S.A. was carried out in the ordinary course of business and on market terms for a purchase price that was not independently significant or material; additionally the consideration paid did not exceed 15% of the Company’s fixed assets on a consolidated basis;

•

imports and exports of oil and related oil products are carried out in the ordinary course of business and on market terms; to the extent that such transactions are carried out with affiliates, any contracts involve only the sale or purchase of current assets that have a determinable market price and the assets are purchased or sold at that price;

•	purchases of benzene and ethylene by Innova from Copesul are conducted in the ordinary course of business and at determinable market prices for such assets; and
•

the sale of the 73.15% interest in the rights and obligations of the Bajada del Palo area to Petrolera Entre Lomas S.A. was carried out in the ordinary course of business for an amount that the Company does not consider independently significant or material; additionally the consideration paid did not exceed 15% of the Company’s fixed assets on a consolidated basis.

The Company confirms that it is not a party to any management contract or compensatory plan. Additionally, the Company confirms that the public filing of management contracts and compensatory plans is not required in the Company’s home country.

Mr. Roger Schwall

Securities and Exchange Commission, p. 4

Financial Statements

Basis of presentation, page F-18

5.

Please explain to us what you mean when you state here that the difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. That is, tell us why the disclosure in Note 22 does not constitute such a quantification.

The Company confirms that the differences between accounting practices applied by the Company and U.S. GAAP have been quantified in Note 22 to the financial statements included in the 2007 20-F, beginning on page F-69. The Company acknowledges the Staff’s comment and undertakes to clarify Note 2, “Basis of presentation” in the financial statements of future filings on Form 20-F.

Revenue recognition, page F-27

6.

It appears from your disclosure on page F-86 and elsewhere in your filing that you recognize revenues before deducting royalty payments and that you record royalty payments as a production cost, for both Argentine and U.S. GAAP. Tell us how this policy complies with SFAS 19, paragraph 59T, which requires that royalty payments be excluded from gross revenues.

The Company confirms that it has complied with Statement of Financial Accounting Standards No. 19, paragraph 59T for both Argentina and U.S. GAAP. As discussed in the disclosure on page 38 of the 2007 20-F, revenues in Argentina and Peru are stated before royalties, reflecting the fact that such royalties have the same attributes as taxes on production and are not paid in kind. As a consequence, royalties are treated as operating costs. In Ecuador and Bolivia, due to the type of contract involved, in which the government receives a share of production, revenues are stated after the government’s share has been deducted.

As indicated above, the royalties related to production in Argentina and Peru are in fact production taxes and as such, are presented as production costs.

Mr. Roger Schwall

Securities and Exchange Commission, p. 5

Engineering Comment

Estimated Oil and Gas Reserves, page F-89

7.

We note in your table of year to year reserve changes there is no line item for acquisition of proved reserves, yet the disclosure on page 99 indicates that you purchased interests in various oil and gas properties in 2007 that you report to have proved reserves and production. Please expand your disclosure to include a line item of purchase of minerals in place i.e. proved oil and gas reserves. Please see paragraph 11 of SFAS 69.

The Company confirms that it has complied with Statement of Financial Accounting Standards No. 69, paragraph 11. The acquisition of interests in the Sierra Chata, Parva Negra, El Tordillo and La Tapera fields was not reflected in the acquisitions of estimated oil and gas reserves on page F-89 of the 2007 20-F due to the following facts:

•	the acquisition of interests in the Sierra Chata and Parva Negra fields was subject to regulatory approvals that were not obtained until September 2008; and
•	the acquisition of interests in El Tordillo and La Tapera fields became effective in March 2008, after the completion of certain contractual formalities.

*              *              *              *

Mr. Roger Schwall

Securities and Exchange Commission, p. 6

We believe that the above responses adequately address the Staff’s comments and will not require an amendment to the 2007 20-F. Where noted, we will amend our future filings accordingly.

We further acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or change to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Marcelo Gargano or Enrique Prini Estebecorena of Petrobras Energía Participaciones S.A. at +54 11 4344 6071 or Juan Giráldez of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2372.

Sincerely,
/s/ Luis Miguel Sas
Luis Miguel Sas
Chief Financial Officer

cc:	Sandy Eisen
Brad Skinner
Ronald Winfrey
Carmen Moncada-Terry
Anne Nguyen Parker
Securities and Exchange Commission

Marcelo Gargano
Nicolás M. Mordeglia
Enrique Prini Estebecorena
Petrobras Energía Participaciones S.A.

Gabriel E. Soifer
Sibille

Juan G. Giráldez
Cleary Gottlieb Steen & Hamilton LLP